Exhibit 10
DIRECTOR COMPENSATION
At a meeting held on April 21, 2010, Sonoco Products Company’s Board of Directors approved the following compensation changes for non-executive directors:
•	Increased the director retainer by $20,000 annually to a total of $135,000. Continue to pay $50,000 in cash and require that the balance of the retainer, or $85,000, be deferred into Sonoco Stock Units. The increase will be effective with the second quarter of 2010. However, for 2010 only, the increase will be paid in cash in order to comply with current tax codes related to deferred compensation.

•	Implemented a formal compensation policy with respect to special Board appointed committees as follows:
•	Meeting fee of $1,500 for committee members

•	Meeting fee of $2,250 (150% of regular meeting fee) for the chairman

•	“Meetings” are defined as any gathering where minutes are taken